UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Amendment No.2)

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Shift Technologies, Inc.

(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

82452T107

(CUSIP Number)

Maruthi J. D. Venkata

610 E Zack St, Ste 110

Tampa, Florida 33602

Telephone: 7276108949

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 82452T107

(1)	Name of Reporting Persons: Maruthi J. D. Venkata S.S. or I.R.S. Identification Nos. of above persons: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 824,059
(8) Shared Voting Power: 0
(9) Sole Dispositive Power: 824,059
(10) Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 824,059
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 4.8% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Based on 16,999,021 shares of Class A Common Stock of the Issuer as of August 10, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for period ended June 30, 2023.

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D previously filed by the Reporting Person on April 26, 2023 (as amended and supplemented by Amendment No. 1 on May 26, 2023 (this “Amendment No. 1”), collectively, the “Statement”), is being filed by the Reporting Person to report open market sales of Class A Common Stock on October 12, 2023. Accordingly, the number of securities beneficially owned by the Reporting Person has decreased as described in Item 5 below.

Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 4. Purpose of Transaction

The Reporting Person originally acquired the shares of Class A Common Stock as investment at his personal capacity, as he believed that shares of Class A Common Stock, when purchased, represented an attractive investment opportunity.

On May 26, 2023, the Reporting Person sent a letter (the “Letter”) to the Board of Directors of the Issuer (the “Board”). In the Letter, the Reporting Person expressed his concern over Issuer’s operation and financial performance, and suggested the Issuer to (i) immediately restructure its debt, and (2) seek a strategic sale to private equity. The Reporting Person also demanded an observer seat on the Board and any special committee of the Board in charge of the strategic alternatives process. The Letter was attached as Exhibit 99.1 to Amendment No. 1 filed on May 26, 2023, in which filing the Reporting Person amended the disclosures under Item 4 thereof.

As of the date hereof, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	As of October 13, 2023, The Reporting Person beneficially owns 824,059 shares of Class A Common Stock, which constitutes approximately 4.8% of the outstanding Class A Common Stock.

(b)	The Reporting Person has sole voting and dispositive power of 824,059 shares of Class A Common Stock.

(c)	On October 12, 2023, the Reporting Person sold an aggregate of 1,150,000 shares of Class A Common Stock in open market transactions at a weighted average purchase price of $0.1443 per share.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported in this Schedule and held directly by the Reporting Person.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock on October 12, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2023

By:	/s/ Maruthi J. D. Venkata
Name: Maruthi J. D. Venkata